UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

For the fiscal year ended December 31, 2004,

or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to ________.

COMMISSION FILE NUMBER
0-13875

Lancer Corporation Employee Profit Sharing Plan
(Full title of the plan)

Lancer Corporation
6655 Lancer Boulevard
San Antonio, Texas 78219
(210) 310-7000
(Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

Date: June 27, 2005

By: ---

Name: Mark L. Freitas

Title: Chief Financial Officer

LANCER CORPORATION
EMPLOYEE PROFIT SHARING PLAN

Financial Statements
and Supplemental Schedule

December 31, 2004 and 2003

HANKE GROUP
A PROFESSIONAL CORPORATION OF
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS **PAGE**

H A N K E

G R O U P

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Lancer Corporation Employee Profit Sharing Plan
San Antonio, Texas

We have audited the financial statements of the Lancer Corporation Employee Profit Sharing Plan as of December 31, 2004 and 2003, and for the year ended December 31, 2004, as listed in the accompanying contents page. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Lancer Corporation Employee Profit Sharing Plan as of December 31, 2004 and 2003, and the changes in its net assets available for plan benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2004, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Hanke Group, P.C.

San Antonio, Texas
June 27, 2005

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
INVESTMENTS	**$ 10,184,932**	$ 8,744,285
RECEIVABLES:		
Employer's contribution	**522,000**	8,504
Participants' contributions	**-**	30,516
Total receivables	**522,000**	39,020
TOTAL ASSETS	**10,706,932**	8,783,305
NET ASSETS AVAILABLE FOR PLAN BENEFITS	**$ 10,706,932**	$ 8,783,305

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:	
Investment income:	
Net appreciation in fair value of investments	$ 1,313,838
Dividends and interest	70,415
Total investment income	1,384,253
Contributions:	
Employer	750,788
Participants	733,713
Rollovers	88,520
Total contributions	1,573,021
TOTAL ADDITIONS	2,957,274
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:	
Benefits paid to participants	1,006,013
Administrative expenses	27,634
TOTAL DEDUCTIONS	1,033,647
Net increase	1,923,627
NET ASSETS AVAILABLE FOR PLAN BENEFITS:	
Beginning of year	8,783,305
End of year	$ 10,706,932

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1. DESCRIPTION OF PLAN

The following description of the Lancer Corporation (the Plan Sponsor) Employee Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General — The Plan is a defined contribution plan covering all eligible employees, as defined, of the Plan Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Contributions — Employer contributions to the Plan include matching contributions and discretionary profit sharing contributions made annually at the discretion of the Plan Sponsor's Board of Directors. Employer contributions were $750,788 for the year ended December 31, 2004.

Participants who are inactive on the last day of the Plan year will not share in the discretionary employer contribution unless it is necessary to comply with the Code Section 410(b) coverage requirement.

Each year, participants may contribute up to 25% of pre-tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants are always 100% vested in their voluntary contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. Employees participating in the Plan who will attain age 50 by December 31, 2004, are eligible to contribute an additional $3,000 in pre-tax "catch-up" contributions. The Plan currently offers eighteen pooled separate accounts, one insurance company general account, and one employer stock account.

Participant Accounts — Each participant's account is credited with the participant's contribution, allocations of the Plan Sponsor's contribution and Plan earnings and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures — Participant forfeitures of non-vested contributions will be applied to administrative expenses incurred by the Plan. The excess will be used to reduce employer contributions for the year in which the forfeiture occurs. The amount of forfeitures used to reduce administrative expenses and employer contributions for the year ended December 31, 2004, were approximately $47,000. Unallocated forfeitures at December 31, 2004, were approximately $41,000.

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's contributions is based on years of continuous service. A participant is 100% vested after six years of credited service (or upon the death or disability of the participant).

Participant Loans — Participants may borrow from $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a fixed rate determined by the Plan Sponsor.

Payment of Benefits — On termination of service, retirement, or death, the Plan provides that benefits less than $5,000 will be paid by lump sum distribution or rollover. For benefits over $5,000, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a pre-determined period, as defined in the Plan document. Hardship withdrawals are available to Plan participants upon approval.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Investments in pooled separate accounts and mutual funds are valued at the net asset value of units or shares held by the Plan based on the market value of the underlying assets. The Guaranteed Interest Accounts are stated at contract value. These are unallocated insurance contracts invested in the general assets of Principal Life Insurance Company. The interest rates on 2-year maturing contracts ranged between **0.64% - 0.84%** and between 0.54% - 2.75% at December 31, 2004 and 2003, respectively. The interest rates on 5-year maturing contracts ranged between **.47% - 6.25%** and between 0.39% - 6.28% at December 31, 2004 and 2003, respectively.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits — Benefits are recorded when paid.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. INVESTMENTS

Investments that represent 5% or more of the Plan's net assets as of December 31, 2004 and 2003, are:

	2004	2003
Principal Life Insurance Company:		
Guaranteed Interest Account	**$ 1,357,082**	$ 1,549,196
Bond and Mortgage Account	**$ 837,139**	$ 1,008,763
Large Cap Stock Index Account	**$ 1,294,580**	$ 766,115
Money Market Account	**$ 722,688**	$ 748,002
Partners Large-Cap Blend Account	**$ -**	$ 482,557
Small Company Blend Account	**$ -**	$ 591,952
Medium Company Blend Account	**$ -**	$ 592,422
International Stock Account	**$ -**	$ 494,332
Mid Cap Stock Index	**$ 939,006**	$ -
Small Cap Stock Index	**$ 907,442**	$ -
Divers International	**$ 750,599**	$ -
Lancer Corporation common stock	**$ 981,878**	$ -
Participant loans	**$ 514,865**	$ N/A

3. INVESTMENTS (continued)

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,313,838 as follows:

Pooled separate accounts	$ 782,173
Common stock	531,665
	$ 1,313,838

The Plan Sponsor's common stock was temporarily restricted from trading between February 5, 2004 and May 20, 2004. This caused activity in Lancer Corporation stock to be temporarily frozen during this period. Participants regained full access to their investments as of May 20, 2004, once trading resumed.

4. RELATED PARTY TRANSACTIONS

All Plan investments, except for Lancer common stock, are managed by Principal Life Insurance Co. Principal Life Insurance Co. is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor paid approximately $50,000 in professional fees related to the Plan for the year ended December 31, 2004.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated April 8, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended and restated since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2004	**2003**
Net assets available for benefits per the financial statements	**$10,706,932**	$ 8,783,305
Amounts accrued for employer contributions	-	(8,504)
Amounts accrued for participant contributions	-	(30,516)
Amounts used for loan repayment	-	6,721
Net assets available for benefits per Schedule H to the Form 5500	**$10,706,932**	$ 8,751,006

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

The following is a reconciliation of participant contributions from participants per the financial statements for the year ended December 31, 2004, to Schedule H of Form 5500:

Participant contributions per the financial statements	$ 733,713
Prior year accrued contributions	30,516
Less loan repayment	(6,721)
Participant contributions per the Schedule H of Form 5500	$ 757,508

The following is a reconciliation of employer contributions from participants per the financial statements for the year ended December 31, 2004, to Schedule H of Form 5500:

Employer contributions per the financial statements	$ 750,788
Prior year accrued contributions	8,504
Employer contributions per the Schedule H of Form 5500	$ 759,292

8. SUBSEQUENT EVENTS

Effective February 28, 2005, the Janus Advisor Capital Appreciation Separate Account investment option is no longer available.

Effective for mandatory distributions of $1,000 to $4,999 made on or after March 21, 2005, if a participant does not elect: a) to have such distribution paid directly to an eligible retirement plan in the form of a direct rollover, or b) to receive the distribution directly, then the distribution will be paid in a direct rollover to an individual retirement plan designated by the plan administrator.

9. RISKS AND UNCERTAINTIES

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

SUPPLEMENTAL SCHEDULE

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

SCHEDULE H, LINE 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER: 74-1591073
PLAN NUMBER: 001
DECEMBER 31, 2004

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
* Principal Life Insurance Company	Insurance Company General Guaranteed Interest Account	$ 1,357,082
* Principal Life Insurance Company	Pooled Separate Accounts Money Market; 16,374.4879 units	722,688
* Principal Life Insurance Company	Pooled Separate Accounts Bond and Mortgage; 1,166.0125 units	837,139
* Principal Life Insurance Company	Pooled Separate Accounts Government Securities; 10,593.1699 units	205,245
* Principal Life Insurance Company	Pooled Separate Accounts Large Cap Stock Index; 28,757.5597 units	1,294,580
* Principal Life Insurance Company	Pooled Separate Accounts Lifetime Strategic Income; 889.2042 units	11,574
* Principal Life Insurance Company	Pooled Separate Accounts Lifetime 2010; 8,098.8198 units	106,128
* Principal Life Insurance Company	Pooled Separate Accounts Lifetime 2020; 10,220.9783 units	134,743
* Principal Life Insurance Company	Pooled Separate Accounts Lifetime 2030; 17,457.8204 units	226,385
* Principal Life Insurance Company	Pooled Separate Accounts Lifetime 2040; 4,295.5018 units	56,237
* Principal Life Insurance Company	Pooled Separate Accounts Lifetime 2050; 7,349.2492 units	92,516
* Principal Life Insurance Company	Pooled Separate Accounts Partners Large-Cap Value; 10,290.1411 units	135,385
* Principal Life Insurance Company	Pooled Separate Accounts Janus Advisor Capital Appreciation; 9524.9745 units	240,022

* denotes party-in-interest

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

SCHEDULE H, LINE 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR) (CONTINUED)
EMPLOYER IDENTIFICATION NUMBER: 74-1591073
PLAN NUMBER: 001
DECEMBER 31, 2004

	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
*	Principal Life Insurance Company	Pooled Separate Accounts Mid Cap Stock Index; 54,637.9493 units	$ 939,006
*	Principal Life Insurance Company	Pooled Separate Accounts Partner Mid Cap Growth II; 6,675.8636 units	234,918
*	Principal Life Insurance Company	Pooled Separate Accounts Partners Small-Cap Value; 3,478.5760 units	60,022
*	Principal Life Insurance Company	Pooled Separate Accounts Small Company Growth; 20,377.3172 units	376,479
*	Principal Life Insurance Company	Pooled Separate Accounts Small Cap Stock Index; 48,362.3031 units	907,442
*	Principal Life Insurance Company	Pooled Separate Accounts Diversified International; 18,878.5705 units	750,598
*	Lancer Corporation	Common stock; 58,619.5767 shares	981,878
	Participant Loans	Various due dates with interest rates ranging from 6.00% to 11.50%	514,865
			$ 10,184,932

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the registration statement on Form S-8 of Lancer Corporation filed on October 16, 2000 (Reg. No. 333-47998) of our report dated June 27, 2005, relating to the statements of net assets available for plan benefits as of December 31, 2004 and 2003, the statement of changes in net assets available for plan benefits for the year ended December 31, 2004, and the supplemental schedule of assets (held at end of year) as of December 31, 2004, of the Lancer Corporation Employee Profit Sharing Plan, which appears in the Annual Report on Form 11-K of the Lancer Corporation Employee Profit Sharing Plan dated June 27, 2005.

/s/ The Hanke Group, P.C.

San Antonio, Texas
June 27, 2005